17004679

STATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8-066360

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 St. James Place, Suite 400
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Wilson, Jr. (832-485-7105)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, APAC
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William H. Wilson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SP Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William H. Wilson, Jr., FINOP

Title

2/21/17

Notary Public

ZORINA ZITTERKOB
My Commission Expires
February 20, 2019
NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SP SECURITIES LLC
(A Texas Limited Liability Company)

Report of Independent Registered Public Accounting Firm, Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Year Ended December 31, 2016

SP SECURITIES LLC

Table of Contents
December 31, 2016

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information:	
Schedule I: Net Capital Requirement Computation as Required by Rule 15c3-1 of the Securities and Exchange Commission	11
Review Report of Independent Registered Public Accounting Firm	12
SP Securities LLC Exemption Report	13

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member
SP Securities, LLC

We have audited the accompanying statement of financial condition of SP Securities, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SP Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of SP Securities, LLC's financial statements. The Supplemental Information is the responsibility of SP Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 6, 2017

SP SECURITIES LLC
Statement of Financial Condition
As of December 31, 2016

Assets	
Cash and cash equivalents	$105,304
Total Assets	$105,304
Liabilities and Member's Equity	
Liabilities	$ -
Commitments and contingencies	-
Member's equity	105,304
Total liabilities and member's equity	$105,304

R

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC
Statement of Operations
Year Ended December 31, 2016

Revenue	
Fee income	$ 16,000
Expenses	
Audit and accounting fees	11,300
Bank Charges	55
Regulatory fees and expenses	20,085
State franchise tax	1,610
Total Expenses	33,050
Net Loss	$ (17,050)

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2016

Balance at January 1, 2016	$ 202,354
Capital distributions	(80,000)
Net loss	(17,050)
Balance at December 31, 2016	$ 105,304

The accompanying notes are an integral part of this statement.

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities	
Net Loss	$ (17,050)
Adjustments to reconcile net loss to net cash used in operating activities.	
Changes in operating assets and liabilities	
Decrease in accounts payable	(2,076,752)
Net cash used in operating activities	(2,093,802)
Cash flows from financing activities	
Capital distributions	(80,000)
Net cash used in financing activities	(80,000)
Net decrease in cash and equivalents	(2,173,802)
Cash and equivalents-beginning of year	2,279,106
Cash and equivalents-end of year	$ 105,304

The accompanying notes are an integral part of this statement.

Note 1 General Information and Summary of Significant Accounting Policies

Description of Business

SP Securities, LLC (the Company) was formed on January 15, 2004, as a Texas Limited Liability Company and its member has limited personal liability for the obligations or debts of the entity. The Company is registered as a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Sage Partners Ltd (Parent).

The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. However, the Company is subject to state income taxes, including the Texas margin tax. Taxable income of the Company is reported on the member's federal tax return. The Company remains subject to examination by U.S. federal and state jurisdictions, for years subsequent to 2013, and upon completion of these examinations, (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

Revenue Recognition and Accounts Receivable

The Company recognizes revenues from commissions/fees generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned. Accounts receivable are reviewed monthly for collectability and any amounts deemed uncollectable are written off to bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2 Related Party Transactions

Effective April 10, 2004, the Company entered into an Office and Administrative Services Agreement (the "Agreement") with its Parent. The term of the Agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. Pursuant to the terms of the Agreement, the Company paid $1,200 in fees to its Parent during the year ended December 31, 2016.

Note 3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $105,304, which was $100,304 in excess of its required net capital of $5,000 and the Company had no aggregate indebtedness.

Note 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2016. Therefore, the statement of changes in liabilities subordinated to claims of general creditors as specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2016.

Note 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Note 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Company generated revenue under $500,000 during 2016.

Note 7 Commitments and Contingencies

Concentrations Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits. The Company places its cash and cash equivalents with financial institutions that are considered high quality financial institutions by the Company's management. At times, such cash investments may be in excess of federally insured limits. The Company had a total of $105,304 on deposit in a United States financial institution at December 31, 2016 which did not exceed the Federal Deposit Insurance Corporate (FDIC) insured amounts.

Note 8 Subsequent Events

The Company has evaluated subsequent events through February 6, 2017, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2016

SCHEDULE I
NET CAPITAL REQUIREMENT COMPUTATION
AS REQUIRED BY RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
SP SECURITIES LLC
As of December 31, 2016

Computation of Net Capital		
Total Assets		$105,304
Less: Total Liabilities		
Net Worth		105,304
Deductions from and/or charges to Net Worth:		
Total non-allowable assets		
Other deductions or charges		
Total Deductions from Net Worth		
Net Capital before haircuts on securities positions		105,304
Haircuts on securities:		
Certificates of Deposit and Commercial Paper		
U.S. and Canadian government obligations		
State and municipal government and obligations		
Corporate obligations		
Stock and warrants		
Options		
Arbitrage		
Other Securities		
Other Positions		
Undue Concentration		
Total haircuts of securities		
Net Capital		$105,304
Computation of Basic Net Capital Requirement		
Net Capital Requirement, the Greater of:		$ 5,000
1/15 of Aggregate Indebtedness	$ -	
Minimum Dollar Requirement	$ 5,000	
Net Capital		105,304
Excess Net Capital:		$100,304
Aggregate Indebtedness:		$ -
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)		$105,304
Ratio of Aggregate Indebtedness to Net Capital:		N/A
Ratio of Subordinated Indebtedness to Debt/Equity Total:		N/A

There are no differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Member
SP Securities, LLC

We have reviewed management's statements, included in the accompanying SP Securities, LLC Exemption Report, in which (a) SP Securities, LLC. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which SP Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provisions) and (b) SP Securities, LLC stated that SP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 6, 2017

SP Securities LLC

Member FINRA / SIPC
1800 St. James Place, Suite 400
Houston, Texas 77056
(832) 485-7105

January 20, 2017

SP Securities, LLC Assertions

SP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

SP Securities, LLC

I, William H. Wilson, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William H. Wilson Jr.
FINOP